Cash Flow

CA Draft Tech

Date Range: Jan 01, 2018 to Dec 31, 2018



CASH INFLOW AND OUTFLOW	**Jan 01, 2018 to Dec 31, 2018**
Operating Activities	
Sales	
Labor Income	$30.00
Rental Income	$130.00
Sales	$7,569.16
Merchant Account Fees	-$76.16
Uncategorized Income	$2,832.21
Total Sales	**$10,485.21**
Purchases	
Computer – Internet	-$733.90
Repairs & Maintenance	-$144.19
Utilities	-$1.75
Uncategorized Expense	-$7,062.87
Total Purchases	**-$7,942.71**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**$2,542.50**

Investing Activities

Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities

Loans and Lines of Credit	
Owners and Shareholders	
Other	
Net Cash from Financing Activities	**$0.00**

OVERVIEW

Starting Balance	
BUSINESS FUNDAMENTALS CHK	$0.00
Payments by Wave	$0.00
Total Starting Balance	**$0.00** As of 2018-01-01
Gross Cash Inflow	$10,561.37
Gross Cash Outflow	$8,018.87
Net Cash Change	**$2,542.50**

Ending Balance	
BUSINESS FUNDAMENTALS CHK	$2,542.50
Payments by Wave	$0.00
Total Ending Balance	**$2,542.50** As of 2018-12-31